Exhibit 8
MANAGEMENT AGREEMENT
     THIS MANAGEMENT AGREEMENT (this “Agreement”), dated as of April 13, 2011, is by and between Deerfield Capital Corp., a Maryland corporation (the “Company”), and Bounty Investments, LLC, a Delaware limited liability company (“Bounty”) (each referred to herein as a “Party” to this Agreement, collectively referred to as the “Parties” to this Agreement, and in the applicable context the Company as “Supplier” and Bounty as “Receiver”).
     WHEREAS, the Company, Bulls I Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Company (“First MergerSub”), Bulls II Acquisition, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Second MergerSub” and, together with First MergerSub, the “MergerSubs”), CIFC Parent Holdings LLC, a Delaware limited liability company (“CIFC Parent”) and Commercial Industrial Finance Corp., a Delaware corporation and wholly owned subsidiary of CIFC Parent (“CIFC”), are parties to the Agreement and Plan of Merger, dated as of December 21, 2010, as amended (the “Merger Agreement”);
     WHEREAS, the execution and delivery of this Agreement is a condition to the obligations of the Company, CIFC Parent and CIFC to consummate the transactions contemplated by the Merger Agreement;
     WHEREAS, the Parties desire to enter into this Agreement under which Supplier will provide and Receiver shall obtain support and assistance in the form of administrative and support services related to the business and operations of Bounty from and after the Closing (as defined in the Merger Agreement);
     WHEREAS, Supplier and Receiver desire to set forth and confirm their rights and obligations in respect of the business arrangements described herein; and
     NOW, THEREFORE, in consideration of the premises, and other good and valuable consideration to be received, Supplier and Receiver agree as follows:
ARTICLE I
AGREEMENT, TERM, LIMITATIONS AND DEFINITIONS
     Section 1.1 Agreement. During the term of this Agreement, in accordance with the Company’s existing practice and course of dealing, Supplier shall supply to Receiver, and Receiver shall purchase or receive from Supplier, the administrative and support services set forth on Schedule A hereto (the “Services”) on a continuing basis without Receiver’s express request, except as otherwise specified herein, all upon and subject to the terms and conditions specified in this Agreement. To the extent that Receiver requests, and Supplier agrees to perform, any Services other than those described on Schedule A on the date hereof, Schedule A shall be amended to include such additional Services.
     Section 1.2 Term. The term of this Agreement shall commence on the Effective Date and shall continue in effect until terminated in accordance with this Agreement.

     Section 1.3 Definitions. The following definitions shall apply to this Agreement:
          (a) “Business Day” means a day other than Saturday, Sunday or any other day on which banks located in New York, New York are authorized or obligated by law to close.
          (b) “Effective Date” shall mean the date hereof.
          (c) “Damages” means any and all claims, injuries, lawsuits, liabilities, losses, damages, judgments, fines, penalties, deficiencies, costs and expenses, including the reasonable fees and disbursements of counsel and experts (including reasonable fees of attorneys and paralegals, whether at the pre-trial, trial, or appellate level, or in arbitration) and all amounts reasonably paid in investigation, defense, or settlement of any of the foregoing.
          (d) “Governmental Authority” means any foreign, federal, state or local governmental, judicial, legislative, regulatory or administrative agency, commission or authority, and any court, tribunal or arbitrator(s) of competent jurisdiction, including Self-Regulatory Organizations.
          (e) “Person” means any individual, corporation, partnership, limited liability company, limited liability partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.
          (f) “Receiver” shall mean Bounty.
          (g) “Supplier” shall mean the Company.
          (h) “Self-Regulatory Organization” means each national securities exchange in the United States of America or other commission, board, agency or body that is charged with the supervision or regulation of brokers, dealers, securities underwriting or trading, stock exchanges, commodities exchanges, insurance companies or agents, investment companies or investment advisers, or to the jurisdiction of which any Party or any of their respective Subsidiaries is otherwise subject.
ARTICLE II
WARRANTIES AND LIABILITIES
     Section 2.1 Warranty. Supplier shall use reasonable care in providing Services. EXCEPT AS SPECIFICALLY STATED IN THIS AGREEMENT OR OTHERWISE AGREED IN WRITING, SUPPLIER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, REGARDING ANY MATTER, INCLUDING THE MERCHANTABILITY, SUITABILITY, ORIGINALITY, FITNESS FOR A PARTICULAR USE OR PURPOSE, OR RESULTS TO BE DERIVED FROM THE USE OF ANY SERVICE PROVIDED UNDER THIS AGREEMENT.
     Section 2.2 Limitation of Liability. If any Party shall be liable to the other for any matter relating to or arising in connection with this Agreement, whether based on an action or claim in contract, equity, negligence, intended conduct, tort or otherwise, in no event shall the measure of damages include, nor shall any Party be liable for, any amounts for loss of income, profit or savings or indirect, incidental, consequential, or punitive damages of any Party or any third parties.
ARTICLE III
PAYMENTS TO SUPPLIER
     Section 3.1 Compensation. An annual management fee (the “Management Fee”) equal to (a) $50,000 plus (b) $15,000 for each issuer of collateralized loan obligations (a “CLO Issuer”) in which Receiver holds securities during such annual period (and pro rated to the extent securities in such CLO Issuer are held by Receiver for any portion of the applicable annual period) shall be paid in four (4) installments each fiscal year, payable in advance on each of March 1, June 1, September 1, and December 1 of each such fiscal year during the term of this Agreement, with each such installment pro rated on a per diem basis for the number of calendar days in the period relating to such installment (i.e., that portion of the Management Fee payable on March 1 of each fiscal year shall relate to the period beginning on March 1 and ending on May 31 of each fiscal year, and that portion of the management fee payable on December 1 of each fiscal year shall relate to the period beginning on December 1 and ending on February 28 (or February 29) of the following fiscal year). On the date hereof, Receiver shall pay to Supplier the pro rated portion of the Management Fee for the period beginning on the Closing Date (as defined in the Merger Agreement) and ending on the last day of the calendar quarter that includes the Closing Date.
     Section 3.2 Expenses. Receiver shall reimburse Supplier, quarterly in arrears, for the reasonable and documented out-of-pocket expenses incurred by Supplier during the term of this Agreement in connection with the performance by Supplier of the Services; provided, that no single expense shall exceed $5,000 and such expenses shall not in the aggregate exceed $10,000 in any year without the prior written authorization of Receiver. Supplier will deliver an invoice to Receiver for such expenses promptly following the completion of each quarter and Receiver shall pay such invoices within thirty (30) days after receipt of such invoice.
     Section 3.3 Taxes. If Receiver is required by law to make any deduction or withholding of taxes imposed by the laws of any jurisdiction upon Supplier or upon the payments to be made by Receiver in connection with the provision of Services, Receiver shall promptly effect payment thereof to the relevant tax authorities, and also shall promptly provide Supplier with official tax receipts or other evidence issued by the applicable tax authorities sufficient to establish that the taxes have been paid. Where Receiver is required by law to withhold or deduct taxes, Receiver shall only be required to remit an amount net of any such withholding or deductions to Supplier.
ARTICLE IV
TERMINATION
     Section 4.1 Termination by Mutual Consent. This Agreement may be terminated upon mutual written consent of the parties as of a date specified in such written consent.

     Section 4.2 Termination of Agreement for Convenience. Receiver may terminate this Agreement upon thirty (30) days prior written notice to Supplier. Supplier may terminate this agreement on or after May 31, 2012 upon one hundred eighty (180) days prior written notice to Receiver.
     Section 4.3 Termination for Cause. Except as provided by Section 4.5, if any Party materially or repeatedly defaults in the performance of any of its duties or obligations set forth in this Agreement, and such default is not substantially cured within sixty (60) days after written notice is given to the defaulting Party specifying the default, then the Party not in default may, by giving written notice thereof to the defaulting Party, terminate the provision of the Services relating to such default by that Party as of a date specified in such notice of termination.
     Section 4.4 Termination for Insolvency or Bankruptcy. Such termination provided in Section 4.3 may be made by giving written notice to the affected Party in the event of: (i) the liquidation or insolvency of the affected Party; (ii) the appointment of a receiver or similar officer for the affected Party; (iii) an assignment by the affected Party for the benefit of all or substantially all of its creditors; (iv) entry by the affected Party into an agreement for the composition, extension, or readjustment of all or substantially all of its obligations; or (v) the filing of a meritorious petition in bankruptcy by or against the affected Party under any bankruptcy or debtors’ law for its relief or reorganization.
     Section 4.5 Termination for Non-Payment. Supplier may terminate the provision of a Service if Receiver fails to pay when due any undisputed amounts due and such failure continues for a period of sixty (60) days after the last day payment is due, so long as Supplier gives Receiver written notice of the expiration date of the aforementioned sixty (60) day period at least thirty (30) days before such expiration date.
ARTICLE V
MISCELLANEOUS
     Section 5.1 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
     Section 5.2 Relationship of Parties. Supplier, in furnishing Services to Receiver hereunder, is acting only as an independent contractor and neither Supplier nor any of its employees shall be deemed or construed to be an employee, agent or legal representative of Receiver for any purpose whatsoever. Nothing set forth in this Agreement shall be construed to create the relationship of principal and agent between Supplier and Receiver. No Party shall act or attempt to act or represent itself, directly or by implication, as an agent of another Party or in any manner assume or create, or attempt to assume or create, an obligation on behalf of or in the name of, another Party. Unless provided otherwise in this Agreement or separately in writing, Supplier, through either its employees or agents, shall not be construed as possessing the power to legally bind Receiver (contractually or otherwise) and Supplier’s employees and agents shall not have the power to execute or sign any legally binding agreement on behalf of Receiver. This Agreement shall not be construed to create a partnership or joint venture between Supplier, Receiver, or the other Parties.

     Section 5.3 Further Acts. Each Party shall do, or cause to be done, all such further acts and shall execute, acknowledge and deliver, or cause to be executed, acknowledged or delivered, any and all further documentation which the applicable Party may reasonably require in connection with the provision of the Services.
     Section 5.4 Notices. All notices, demands and other communications pertaining to this Agreement (“Notices”) shall be in writing and addressed as follows:
     If to the Company:
Deerfield Capital Corp. 6250 North River Road Rosemont, IL 60018 Attention: Robert Contreras Facsimile: (773) 380-1695 Email: rcontreras@DeerfieldCapital.com with copies to:
Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Attention: Simeon Gold, Esq. Facsimile: (212) 310-8007 E-mail: simeon.gold@weil.com
     If to Bounty:
c/o Columbus Nova 900 Third Avenue, 19th Floor New York, NY 10022 Attention: Paul Lipari Facsimile: (212) 308-6623 E-mail: plipari@columbusnova.com with copies to:
Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Attention: James C. Gorton, Esq. Facsimile: (212) 751-4864 E-mail: james.gorton@lw.com
Notices shall be deemed given (a) on the first (1st) Business Day after being sent, prepaid, by nationally recognized overnight courier that issues a receipt or other confirmation of delivery,

(b) upon machine generated acknowledgement of receipt after transmittal by facsimile if so acknowledged to have been received before 5:00 p.m. on a Business Day at the location of receipt and otherwise on the next following Business Day or (c) when sent, if sent by electronic mail before 5:00 p.m. on a Business Day at the location of receipt and otherwise the next following Business Day. Any Party may change the address to which Notices under this Agreement are to be sent to it by giving written notice of a change of address in the manner provided in this Agreement for giving Notice.
     Section 5.5 Remedies. All remedies set forth in this Agreement shall be cumulative and in addition to and not in lieu of any other remedies available to a Party at law, in equity or otherwise, and may be enforced concurrently or from time to time.
     Section 5.6 Governing Law. This Agreement will be governed by and construed and enforced in accordance with the internal laws of the State of New York without reference to any choice of law rules that would require the application of the laws of any other jurisdiction.
     Section 5.7 Consent to Jurisdiction. Each Party to this Agreement, by its execution hereof, (a) hereby irrevocably consents and agrees that any action, suit or proceeding arising in connection with any disagreement, dispute, controversy or claim, in whole or in part, arising out of, related to, based upon or in connection with this Agreement or the subject matter hereof shall be brought only in the courts of the State Courts of the State of New York, New York County or the United States District Court located in the State of New York, New York County, (b) hereby waives to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such action brought in one of the above-named courts should be dismissed on grounds of forum non conveniens, should be transferred to any court other than one of the above-named courts, or should be stayed by reason of the pendency of some other proceeding in any other court other than one of the above-named courts, or that this Agreement or the subject matter hereof may not be enforced in or by such court and (c) hereby agrees not to commence any such action other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action to any court other than one of the above-named courts whether on the grounds of forum non conveniens or otherwise. Each Party hereby (i) consents to service of process in any such action in any manner permitted by New York law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 5.4 shall constitute good and valid service of process in any such action, and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.
     Section 5.8 Specific Performance. The Parties to this Agreement each acknowledge that each Party would not have an adequate remedy at law for money damages in the event that any of the covenants hereunder have not been performed in accordance with their terms, and therefore agree that each other Party hereto shall be entitled to specific enforcement of the terms hereof and any other equitable remedy to which such Party may be entitled. Each of the Parties hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.
     Section 5.9 Binding Effect; Persons Benefiting; Assignment. This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns. Nothing in this Agreement is intended or shall be construed to confer upon any Person other than the Parties hereto and their respective successors and permitted assigns any right, remedy or claim under or by reason of this Agreement or any part hereof. Without the prior written consent of each of the other Parties, this Agreement may not be assigned by any of the Parties and any purported assignment made without such consent shall be null and void.
     Section 5.10 Counterparts. This Agreement may be executed in counterparts (including by facsimile or other electronic transmission), each of which shall be deemed an original and each of which shall constitute one and the same instrument.
     Section 5.11 Entire Agreement. This Agreement, including any Schedules, any documents executed by the Parties simultaneously herewith or pursuant thereto constitute the entire understanding and agreement of the Parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, written or oral, between the Parties with respect to such subject matter.
     Section 5.12 Severability. If any provision of this Agreement, or the application thereof to any Person or circumstance, is invalid or unenforceable in any jurisdiction, (a) a substitute and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable in such jurisdiction, the intent and purpose of their invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability of such provision affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
     Section 5.13 Amendments and Waivers. This Agreement, including any Schedules, may not be amended, altered or modified except by written instrument executed by each of the Parties hereto. The failure by any Party hereto to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision nor in any way to affect the validity of this Agreement or any part hereof or the right of such Party thereafter to enforce each and every such provision. No waiver of any breach of or non-compliance with this Agreement shall be held to be a waiver of any other or subsequent breach or non-compliance. Any waiver made by any Party hereto in connection with this Agreement shall not be valid unless agreed to in writing by such Party.
     Section 5.14 Mutual Drafting; Interpretation. Each Party hereto has participated in the drafting of this Agreement, which each such Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision.

     Section 5.15 Third Party Beneficiaries. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the Parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement, such third Persons specifically including employees or creditors of the Company.
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     IN WITNESS WHEREOF, the Parties hereto have each caused this Management Agreement to be executed and delivered by its duly authorized representative as of the date first written above.

DEERFIELD CAPITAL CORP.
By:	/s/ Jonathan W. Trutter
	Name:	Jonathan W. Trutter
	Title:	Chief Executive Officer

BOUNTY INVESTMENTS, LLC
By:	/s/ Andrew Intrater
	Name:	Andrew Intrater
	Title:	Chief Executive Officer

Signature Page to Bounty Management Agreement

SCHEDULE A
SERVICES
The following shall constitute the Services:
•	Maintenance of separate books and records of Receiver on an income tax basis, including the establishment of a general ledger and periodic journal entries to update Receiver’s accounts

•	Support the annual audit of Receiver by providing information to the relevant auditors retained by Receiver in response to audit requests or otherwise

•	Prepare financial statements on an income tax basis, including unaudited quarterly statements and audited annual reports and notes to the financial statements

•	Provide account information and all other requested documentation in support of the annual K1 preparation process

•	Act as representative of Receiver in dealings with Receiver’s external auditor, tax and legal advisors, and bankers; provided that Receiver shall be responsible for retaining any such parties

•	Respond to Receiver’s reasonable inquiries for financial metrics with respect to the CLO securities held by Receiver, including, without limitation, comparative pricing and forecasts
     Notwithstanding the foregoing, all receipts and disbursements of funds will continue to be the responsibility of the Receiver.